Mail Stop 3561

December 13, 2007

Danny Yakoel, President
Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, New York 10018

  RE: **Tradings.Net, Inc.**
     Amendment No. 3 to Offering Statement
     on Form 1-A
     Filed November 23, 2007
     File No. 24-10180

Dear Mr. Yakoel:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 20

  Please restate the financial statements for each period presented, i.e., year ended December 31, 2005, 2006 and six months ended June 30, 2007, for the February 27, 2007 one-for-ten reverse stock split, as disclosed in Note 15 on page F-28. See paragraph 54 of SFAS 128. Related disclosures throughout the offering circular should also be revised as necessary.

Closing Comments

  As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Yoel Goldfeder, Esq.
      (212) 930-9725 via fax